BEEKMAN SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2021

BEEKMAN SECURITIES, INC.
FINANCIAL STATEMENTS
December 31, 2021

TABLE OF CONTENTS

BEEKMAN SECURITIES, INC.
Statement of Financial Condition
December 31, 2021

ASSETS

Cash and cash equivalents	$34,565
Other assets	3,774
TOTAL ASSETS	$38,339

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts Payable	$ 251
Accrued expenses	6,443
Total Liabilities	6,694
Stockholders' Equity	
Common Stock - $1 par value; authorized 20,000 shares, Issued and outstanding, 1,225 shares	1,225
Additional Paid-in Capital	226,507
Accumulated Deficit	(196,087)
Total Stockholders' Equity	31,645
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$38,339

BEEKMAN SECURITIES, INC.
Statement of Operations
December 31, 2021

INCOME
    Investment Banking Fee $30,000
    Total Income   30,000

OPERATING EXPENSES
    Dues & subscriptions   2,000
    Insurance   48,187
    Other business expenses   15,000
    Rent & lease   19,410
    Legal & professional services   2,950
    Taxes & Licenses   925
    Travel   21,065
    Pension Expense   22,000
Total Operating Expenses   109,537

Operating loss   (101,537)

Other income
    PPP loan forgiveness   65,413

Net loss   ($36,124)

BEEKMAN SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2021

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Beginning of Year	1,225	$1,225	$226,507	$ (159,963)	$67,769
Net Loss				($36,124)	(36,124)
Ending Balance 12/31/21	1,225	$1,225	$226,507	(196,087)	$31,645

BEEKMAN SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2021

Cash flows from activities

Net loss	($36,124)
Adjustments to reconcile net loss to net cash used in operating activities:	
PPP loan forgiveness	(65,413)
Changes in operating assets and liabilities:	
Decrease in accounts payable	(42,013)
Increase in accrued expenses	535
Decrease in IRS tax liability	(11,559)
Net cash used in operating activities	(154,574)
Cash flows provided by financing activities:	
Borrowings from PPP loan	41,666
Net cash provided by financing activities	41,666
Net decrease in cash and equivalents	(112,908)
Cash and equivalents, beginning	147,473
Cash and equivalents, end	$34,565

BEEKMAN SECURITIES, INC.
Supplemental Information
For the Year Ended December 31, 2021

Computation of Net Capital Under Rule 15c3-3
     Of the Securities and exchange Commission

Computation of Net Capital Stockholders' Equity	$31,645
Deductions – Non Allowable	(3,774)
Net Capital, as defined	27,871
Minimum net capital required	5,000
Net Capital in excess of minimum requirement	$ 22,871
Net Capital less greater of 10% of Aggregate Indebtedness or 120% of Net Capital Req.	$ 21,872

Computation of Aggregate Indebtedness

Accounts payable and other liabilities	$ 6,694

Ratio of aggregate indebtedness to net capital

Total Aggregate indebtedness	$ 6,694 = .306
Net Capital	$ 21,872

The ratio of aggregate indebtedness to net capital is .245 to 1
     Compared to the maximum allowable ratio of 15 to 1.

There are no material differences between this computation of net capital and the corresponding Computation prepared by the Company and included in its unaudited Part II of the Focus Report as of December 31, 2021

Computation for Determination of Reserve Requirements Under
     Rule 15c3-3 of the Securities and Exchange Commission

The Company has claimed exemption from rule 15c3-3 under the provisions of Footnote 74 of SEC Release No. 34-70073

BEEKMAN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Beekman Securities, Inc., (the "Company"), was incorporated September 1990 and is registered broker dealer. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is subject to regulation by the United States Securities and Exchange Commission and FINRA. The Company is a non-clearing broker and does not handle any customer funds or securities.

The Company was formed to assist its clients in arranging financing for affordable housing and healthcare projects.

Revenue Recognition

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligation by transferring the promised services to the customers. The performance obligation satisfied at a point in time is recognized at the point in time the Company determines the customer obtains control over the promised service. The majority of the Company's performance obligations are satisfied at a point in time.

For the performance obligation related to the Company serving as an underwriter, control of those bonds transfers to the customer at a point in time. The Company's principal terms of sale are due upon the trade date of the bonds.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of the purchase to be cash equivalents.

Use of Estimates and Accounting Basis

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Note 2 – Concentration of Credit Risk

The Company maintains cash balances at a financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation ("FDIC') up to $250,000. As of December 31, 2021, the cash balance did not exceed the FDIC limits.

Note 3 – Capital Transactions

No additional working capital loans were outstanding as of December 31, 2021.

Note 4 – Leases

The Company leases office space on a month to month basis under an operating agreement. As such, the Company has elected the practical expedient for short term leases under ASU-2016-02 and therefore there is no right of use asset or liability recognized on the balance sheet as of December 31, 2021. For the year ended December 31, 2021, rent expense amounted to $19,410.

Note 5 – Net Capital Requirements

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities Exchange Commission, which requires a broker dealer to have at all times sufficient liquid assets to cover indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of the $5,000 or 1/15 of aggregate indebtedness.

At December 31, 2021, the Company had net capital, as defined, of $27,871 which exceeded the required minimum net capital by $22,871. Aggregate indebtedness at December 31, 2021 totaled $6,694 and the ratio of aggregate indebtedness to net capital was .306.

<u>Note 6 – PPP Loan</u>

On May 7, 2020, the Company was granted a loan from Cross River in the amount of $23,747, pursuant to the Paycheck Protection Program (the "PPP") under Division A, Title I of the Coronavirus Aid, Relief, and Economic Security Act (the "Cares Act"), which was enacted March 27, 2020. The loan bears interest at a rate of 1% per annum. Funds from the loan may only be used for payroll cost, cost used to continue group healthcare benefits, mortgage payments, rent, and utilities. On February 25, 2021, the Company was granted an additional loan from First Bank of Greenwich in the amount of $41,666, under the same terms and retractions. The Company intends to use the entire amount of the loans on qualifying expenses. The loans were forgiven, in its entirety, on January 7, 2021 and July 27, 2021, respectively.

<u>Note 7 – Subsequent Events</u>

The Company has evaluated subsequent events through February 28, 2022, the date the financial statements were available for issuance.